TELIPHONE CORP

March 30, 2010

VIA EDGAR

Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3720
Washington, D.C. 20549

File No. 0-28793

Re: Teliphone Corp. comment letter dated March 23, 2010

Dear Mr. Spirgel:

Teliphone Corp. ("we" or the "Company") has reviewed your letter dated March 23, 2010.  Under each of the Staff's comment (which, for your convenience, we have reprinted below), we have provided a response.  Please feel free to contact us at any time if you have questions or need additional information.

Form 10-K for the year ended September 30, 2009

1.
We refer to your responses to comments 3 and 4.  It appears to us that you were assigned the right to deliver telecommunications services to assigned clients and in return retain 50% of the profits and pay to the assignor the remaining 50%.  Therefore we believe that you should revise your financial statements to reclassify the goodwill of $393,920 to be accounted for as customer contracts and/or relationships.  Further, you should amortize the customer contracts and/or relationships amount over the estimated lives of the customer relationships.

RESPONSE

In response to this comment, to the Company discloses on a supplemental basis the following additional facts concerning that certain agreement of assignment of May 7th, 2009 that have occurred since the filing of the Company’s quarterly report for the period ending December 31, 2009 filed on February 16th, 2010:

•	On February 23, 2010, the Company’s agreement of assignment with 9191-4200 Quebec Inc. was cancelled due to a default of the assignor.
•
Although at this time most of the customers have requested that the Company continue to provide them with service, the Company has received no guarantees that the customers will continue such service for any period of time.

As a result for the foregoing, the Company is proposing to fully impair the $393,920 that was previously disclosed as “Goodwill” on its Balance sheet of December 31, 2009 as of February 23, 2010, the cancellation date of the Company’s agreement of assignment with 9191-4200 Quebec Inc.  As of February 23, 2010, the entire $393,920 previously classified as goodwill, which represented the excess of liabilities (trade payables) owed against the assets (trade receivables), was fully paid.

Teliphone Corp.
4150 Ste-Catherine West, suite 200
Westmount (Montreal) Quebec, Canada H3Z 0A1
(514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP

The Company intends to file its quarterly report for the period ending March 31, 2010 disclosing the aforementioned information.  The Company respectfully advises the Commission that any changes to the Company’s financial statements in prior reporting periods in order to reclassify the goodwill of $393,920 as customer contracts and/or relationships to be amortized over the estimated lives of the customer relationships will not result in a material change to the financial statements of prior reporting periods.  The Company made this determination after considering that such revisions would have no impact on the Company’s earnings per share in any of the prior reporting periods and the revisions as a percentage of total revenue would be approximately 1% or less in each of the prior reporting periods impacted by such revisions.   Considering the additional facts described above and the fact that revisions in prior reporting period would not result in any material change, the Company is proposed to make the disclosures outlined above in prospective filings.   As discussed with the Staff, the Company will await the Commission’s comments prior to filing any amendments to previously filed annual and quarterly reports.

2.	Please amend your filing in response to prior comments 6 and 7

RESPONSE

In response to this comment, the Company confirms that it will undertake to amend is filings in accordance with its response to prior comments 6 and 7.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the fling; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ George Metrakos

George Metrakos

President & CEO
Teliphone Corp.

Tel: 514-313-6010
e-mail: gmetrakos@teliphone.ca

Teliphone Corp.
194 St-Paul West Suite 303
Montreal, Quebec, Canada, H2Y 1Z8
(514) 313-6000, 877 TELIPHONE www.teliphone.ca

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